Exhibit 99.10

CONSENT OF P. O’HARA

To: NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2020, I, Paul O’Hara, P.Eng., hereby consent to the references in the Annual Report to my name and to the inclusion of extracts from or summaries of sections for which I am responsible in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

/s/ Paul O’Hara
By:	Paul O’Hara
Mineral Process Engineer
Wood Canada Limited

Dated: March 19, 2021